Arisz Acquisition Corp.
199 Water St, 31st Floor
New York, NY 10038

November 15, 2021

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Arisz Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-260644) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on November 17, 2021, or as soon thereafter as practicable.

Very truly yours,

Arisz Acquisition Corp.

By:	/s/ Echo Hindle-Yang
	Name:	Echo Hindle-Yang
	Title:	Chief Executive Officer